xstrata

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04012333

SUPPL

Tuesday, January 13, 2004

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of October, November and December 2003.

Yours sincerely,

Brigitte Mattenberger
Corporate Affairs

dlw 1/22

Xstrata File
Number 82-34660

xstrata

Zug, 1 October 2003

Xstrata Plc ("Xstrata") announces that it was notified by Standard Life Investments ("Standard Life") yesterday that Standard Life has increased its holdings in Xstrata to 25,271,218 ordinary shares of US$0.50 each, representing 4.002% of Xstrata's issued share capital.

For information, Standard Life's previous notified holding was 3.98%.

ends

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
Email: bmattenberger@xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 3 October 2003

Xstrata Plc ("Xstrata") announces that The Capital Group Companies Inc has advised that Capital Guardian Trust Company and Capital International have increased their holdings in Xstrata to 18,962,599 respectively 29,128,389 ordinary shares of US$0.50 which represents 3.00% respectively 4.61% (previously 2.99% respectively 4.60%).

The aggregate shareholding of the Capital Group of Companies is 84,843,378 shares, which represents 13.44% of Xstrata's issued share capital.

ends

(For information, Capital Group's Company previously disclosed shareholding in Xstrata was 13.41%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 6 October 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc on Friday 3 October that Capital Guardian Trust Company has decreased and Capital International has increased holdings in Xstrata to 18,907,599 and 29,470,589 ordinary shares respectively, representing 2.99% and 4.67% respectively of the Group's issued share capital (previously 3.00% and 4.61%).

The aggregate shareholding of the Capital Group is now 885,130,578 shares, which represents 13.48% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 13.44%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 13 October 2003

Xstrata Plc ("Xstrata") announces that it was notified by Standard Life Investments ("Standard Life") last Friday that Standard Life has decreased its holdings in Xstrata to 25,173,787 ordinary shares of US$0.50 each, representing 3.99% of Xstrata's issued share capital.

For information, Standard Life's previous notified holding was 4.00%.

ends

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 5 November 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital Guardian Trust Company, Capital International Limited and Capital International Inc have decreased and Capital International SA has increased holdings in Xstrata to 18,517,330, 25,313,872, 3,896,635 and 4,586,770 ordinary shares respectively, representing 2.93%, 4.01%, 0.62% and 0.73% respectively of the Group's issued share capital (previously 2.99%, 4.60%, 0.67% and 0.63%).

The aggregate shareholding of the Capital Group is now 80,875,992 shares, which represents 12.81% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 13.41%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

SUSPENSION OF PRODUCTION AT VANTECH

Rustenburg, Monday 10 November 2003

Xstrata Alloys proposes to suspend production at its Vantech vanadium production plant from 1 January 2004. The current ore body at Vantech has reached the end of its natural life, and continued production would depend on the development of the Steelpoortdrift ore body. However, development of the Steelpoortdrift project has been deferred given the ongoing weakness in the vanadium price and the current strength of the South African Rand.

Putting the plant onto a Care and Maintenance programme from 1 January 2004 would necessitate retrenchments at Vantech, and a process of consultation and discussion is therefore underway with affected staff and employee representatives.

As a consequence of the suspension, total annual production capacity of vanadium pentoxide (V^2O^5) by Xstrata Alloys will reduce by some 13,5 million pounds.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Notes to Editors

Xstrata Alloys is one of the world's largest producers of vanadium, with saleable production of 41.3 million pounds of V^2O^5 and 6,458 kg of ferrovandium in 2002. The Vantech plant employs 145 staff and is situated in the Steelpoort area in Mpumalanga Province, South Africa. It is expected to produce some 10 million pounds of V^2O^5 in 2003.

Xstrata File
Number 82-34660

xstrata

Zug, 11 November 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital Guardian Trust Company, Capital International Limited and Capital International SA have decreased holdings in Xstrata to 18,212,040, 25,258,372 and 4,529,460 ordinary shares respectively, representing 2.88%, 3.99% and 0.72% respectively of the Group's issued share capital (previously 2.93%, 4.01% and 0.72%).

The aggregate shareholding of the Capital Group is now 80,457,892 shares, which represents 12.74% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 12.81%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 18 November 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital Guardian Trust Company and Capital International SA have decreased and Capital International Limited have increased holdings in Xstrata to 18,135,478, 4,507,308 and 25,292,072 ordinary shares respectively, representing 2.87%, 0.71% and 4.01% respectively of the Group's issued share capital (previously 2.88%, 0.72% and 3.99%).

The aggregate shareholding of the Capital Group is now 80,392,878 shares, which represents 12.7% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 12.7%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

COMPLETION OF SALE OF 20% INTEREST IN QUEENSLAND COAL BUSINESSES AND 25% INTEREST IN QUEENSLAND COAL PROJECTS

Zug, Wednesday 19 November 2003

Following the settlement of all necessary conditions precedent and regulatory approvals, Xstrata plc confirms the successful closing of the transaction to sell, as a package, a 20% interest in the Newlands, Collinsville, Abbot Point (NCA) Joint Venture, a 20% interest in the Oaky Creek Coal (OCC) Joint Venture and a 25% interest in four Xstrata Coal Queensland projects in equal portions to current Joint Venture partners Itochu Corporation and Sumitomo Corporation, for AUD555 million (approximately US$394 million). As announced on 17 September 2003, payment of AUD49 million (approximately US$35 million) of this amount has been deferred pending a decision on the Rolleston Project.

A copy of the original news release can be found at www.xstrata.com.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

Notes

Composition of Joint Ventures going forward:

OCC Joint Venture
- 55% interest Xstrata Coal (previously 75%)
- 25% interest Sumitomo (previously 15%)
- 20% interest Itochu (previously 10%)

NCA Joint Venture
- 55% interest Xstrata Coal (previously 75%)
- 35% interest Itochu (previously 25%)
- 10% interest Sumitomo (previously 0%)

Projects Joint Venture
- 75% interest Xstrata Coal (previously 100%)
- 12.5% interest Itochu (previously 0%)
- 12.5% interest Sumitomo (previously 0%)

Xstrata File
Number 82-34660

xstrata

MARKET UPDATE: ALUMBRERA PRESENTATION AND GROUP HEDGING POSITION

Zug, Friday 21 November 2003

Xstrata is hosting an analyst briefing on its American copper business in London this afternoon. The full presentation is available on the Xstrata website (http://www.xstrata.com).

At the briefing Mr Charlie Sartain, Chief Executive Xstrata Copper Americas, confirmed that the Group has recently hedged some 11% of its attributable 2004 copper production at a copper price of 91.0USc/lb. A further 18% of attributable Group production for next year has been covered with downside protection at 87.0USc/lb and full upside participation to 97.3USc/lb. As previously disclosed, Xstrata has hedges in place in respect of its gold production, with some 52% of the Group's 2004 attributable gold production covered at US$374/oz. A further 8% of 2004 attributable gold production is covered with downside protection at US$349/oz and full upside participation to US$408/oz. The Group has also hedged some 12% of its 2004 zinc metal production at US$922/tonne.

ends

<u>Xstrata contacts</u>

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Kate Campbell
Telephone +61 7 7833 8172
Mobile +61 421 611 525
Email kcampbell@xstrata.com.au

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

Xstrata File
Number 82-34660

xstrata

Zug, 3 December 2003

Xstrata Plc ("Xstrata") announces that it was notified by Standard Life Investments ("Standard Life") yesterday that Standard Life has increased its holdings in Xstrata to 25,345,770 ordinary shares of US$0.50 each, representing 4.014% of Xstrata's issued share capital.

For information, Standard Life's previous notified holding was 3.99%.

ends

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

Zug, 4 December 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital Guardian Trust Company, Capital International Limited, Capital International SA and Capital International Inc have decreased holdings in Xstrata to 18,050,817, 25,188,472, 4,369,544 and 3,268,635 ordinary shares respectively, representing 2.86%, 3.99%, 0.69 and 0.52% respectively of the Group's issued share capital (previously 2.87%, 4.01%, 0.71% and 0.62%).

The aggregate shareholding of the Capital Group is now 79,438,853 shares, which represents 12.58% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 12.73%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

ANALYST VISIT TO XSTRATA'S AUSTRALIAN OPERATIONS

Zug, Sunday 7 December 2003

Xstrata is hosting a visit by research analysts to the operations of Xstrata Coal and Xstrata Copper Australia in the week commencing Monday 8 December. All presentations will be available for viewing or downloading from the Xstrata website from the day on which they are being made.

The programme for the visit is as follows:

Monday 8 December	Xstrata Coal New South Wales
Tuesday 9 December	Xstrata Coal Queensland
Wednesday 10 December	Xstrata Copper Australia: Mount Isa Mines
Thursday 11 December	Xstrata Copper Australia: Ernest Henry
Friday 12 December	Xstrata Copper Australia: Townsville Refinery & Xstrata Technology

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Sue Sara
Telephone +61 7 7833 8172
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

Xstrata File
Number 82-34660

xstrata

NEW SMELTER APPROVED TO EXPAND FERROCHROME PRODUCTION CAPACITY BY 25%

Zug, Tuesday 9 December 2003

Xstrata plc announces approval for the construction of a 330,000 tonne ferrochrome smelter in South Africa, which will raise Xstrata Alloy's annual production capacity to some 1.63 million tonnes of ferrochrome, representing about one-third of current global capacity. The Lion project, which is expected to commence production early in 2006, will be located on the site of Xstrata's existing Vantech facility in Mpumalanga Province, in close proximity to Xstrata's Thorncliffe chrome ore mine and Helena chromite ore deposit. The capital cost of ZAR1.25 billion will benefit from the utilisation of infrastructure and services that are available as a result of diminishing magnetite ore reserves at Vantech.

The Lion Plant, which will consist of two 63MVA closed submerged arc furnaces, will utilise Xstrata's exclusive "Premus Technology" that has been developed and successfully implemented by Xstrata Alloys at its Lydenburg plant. The Premus process, which is a substantial modification of the highly efficient closed furnace and pelletising technology, is expected to deliver operating costs around 20% below alternative technologies due to significant substitution of anthracite for coke and power costs that are between 25% and 45% lower per tonne of ferrochrome produced than the industry's prevailing Conventional, Outokumpu or DC Arc processes. The project has been designed with potential for additional low-cost brownfield expansion to one million tonnes of lower Silicon ferrochrome product in two further phases of around 330,000 tonnes each.

Xstrata Chief Executive Mick Davis said: "This project underscores Xstrata's commitment to organic growth in its core business units and our confidence in the ability of the Xstrata Alloys team to enhance their industry leading position as the world's largest and most efficient ferrochrome producer going forward. The excellent returns that this project will deliver to shareholders, even at a time when the strength of the Rand has put so many South African mining projects in jeopardy, is an affirmation of the exceptionally low capital and operating costs that our Premus Technology can deliver. This new facility and the combination of our ground-breaking technology and proven operating excellence provide us with an unrivalled base from which we can expand ferrochrome expansion to meet the needs of the market for years to come."

Peet Nienaber, Chief Executive of Xstrata Alloys, said: "This project will secure on-going, low-cost capacity to meet the ever increasing need for ferrochrome of our customers, which is being driven by outstanding growth in demand for stainless steel. Critically, the project will further reduce the Group's average cost of production and its requirement for expensive reductants, while increasing output of a premium lower silicon product that is highly valued in the market. In addition to reducing capital costs, the location of the project will allow Xstrata Alloys to optimise its ore reserve supply across its Eastern and Western operations."

Discussions are underway with empowerment groups in South Africa regarding their possible participation in the Lion Project.

ends

Xstrata File
Number 82-34660

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

Notes for Editors

For further information, please visit www.xstrata.com

Xstrata Alloys is the world's largest producer of ferrochrome, with current annual production capacity of 1.3 million tonnes from its three chrome mines and 15 furnaces at three production facilities in South Africa (representing approximately 25% of global ferrochrome production). In its last full financial year in 2002, the chrome business of Xstrata Alloys reported turnover of US$290 million and operating profit of US$56 million. Operating profit fell to US$16 million in the six months to end June 2003 on the back the stronger South African Rand, and increases in the cost of reductants (principally coke) and ore.

South Africa holds some 70% of the world's reserves of chromite ore and currently accounts for around 65% of global ferrochrome production. The major end market of ferrochrome is stainless steel, which consumes 90% of all ferrochrome produced. Stainless steel melt has grown at an average of around 4.5% per annum for the past 10 years, with production expected to rise from some 21.5 million tonnes in 2003 to approximately 26 million tonnes by 2007.

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 18 December 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital Guardian Trust Company, Capital International Limited and Capital International Inc have decreased and Capital International Limited SA have increased holdings in Xstrata to 17,920,769, 23,716,822, 943,735 and 4,402,470 ordinary shares respectively, representing 2.84%, 3.76%, 0.15% and 0.70% respectively of the Group's issued share capital (previously 2.86%, 3.99%, 0.52% and 0.69%).

The aggregate shareholding of the Capital Group is now 75,545,181 shares, which represents 11.96% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 12.58%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 19 December 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital Guardian Trust Company, and Capital International SA have decreased and Capital International Limited have increased holdings in Xstrata to 17,880,769, 4,386,370 and 24,273,408 ordinary shares respectively, representing 2.83%, 0.69% and 3.84% respectively of the Group's issued share capital (previously 2.84%, 0.7% and 3.76%).

The aggregate shareholding of the Capital Group is now 76,045,667 shares, which represents 12.04% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 11.96%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 23 December 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital Guardian Trust Company and Capital International Limited have decreased holdings in Xstrata to 17,855,769 and 24,013,708 ordinary shares respectively, representing 2.828% and 3.803% respectively of the Group's issued share capital (previously 2.83% and 3.803%).

The aggregate shareholding of the Capital Group is now 75,760,967 shares, which represents 11.997% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 12.04%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 29 December 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company have increased and Capital International Limited hand Capital International SA have decreased holdings in Xstrata to 17,911,309, 24,003,408 and 4,363,070 ordinary shares respectively, representing 2.836%, 3,801% and 0,690% respectively of the Group's issued share capital (previously 2.828%, 3.803% and 0,691%).

The aggregate shareholding of the Capital Group is now 75,782,907 shares, which represents 12.00% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 11.997%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 30 December 2003

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc yesterday that Capital International Limited have decreased holdings in Xstrata to 23,995,008 ordinary shares respectively, representing 3,800% of the Group's issued share capital (previously 3.801%).

The aggregate shareholding of the Capital Group is now 75,774,501 shares, which represents 11.999% of Xstrata's issued share capital.

ends

(For information, the previously disclosed shareholding of the Capital Group in Xstrata was 12.00%).

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com